July 25, 2014	Leonard A. Pierce

+1 617 526 6440 (t)
Via Edgar Correspondence	+1 617 526 5000 (f)
gretchen.roin@wilmerhale.com

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ms. Valerie Lithotomos

Re:	Registration Statement on Form N-1A (“Registration Statement”) of the Value Line Funds Investment Trust (811-22965; 333-195856)

Dear Ms. Lithotomos:

This letter responds to comments of the staff of the Securities and Exchange Commission (“Commission”) transmitted via letter to Leonard A. Pierce of Wilmer Cutler Pickering Hale and Dorr LLP on June 6, 2014, relating to the Registration Statement under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended, of the above named Registrant (the “Trust”) with respect to its series, the Worthington Value Line Equity Advantage Fund (the “Fund”) which was filed with the Commission on May 9, 2014. For the staff’s convenience, its comments are restated below, followed by the Fund’s responses. Unless otherwise indicated, all page numbers refer to the Registration Statement as filed on May 9, 2014.

I.	Prospectus

A.	General

Comment 1.

We note that the cover letter states that the Underwriter of the Trust “reserves the ability to orally request acceleration of the effective date of this Registration Statement.” Please note that a request for acceleration must be made in writing by the appropriate representatives of the Trust.

Response 1.

In accordance with the requirements of Rule 461 under the Securities Act, the Trust and its principal underwriter, EULAV Securities LLC, reserve the right to request oral acceleration of the Registration Statement. In this respect, the Trust and EULAV Securities LLC currently desire that the Registration Statement be declared effective August 29, 2014 and intend to discuss the feasibility of that date with the SEC staff and, if appropriate, request acceleration to that date.

Wilmer Cutler Pickering Hale and Dorr llp, 60 State Street, Boston, Massachusetts 02109
Beijing Berlin Boston Brussels Denver Frankfurt London Los Angeles New York Oxford Palo Alto Waltham Washington

July 25, 2014 Ms. Valerie Lithotomos Page 2

Comment 2.

The Fund’s name contains the phrase “Equity Advantage.” Please explain what that term is intended to convey. If the meaning of the term is explained in the prospectus, please specify the location.

Response 2.

In accordance with the fund name rule (Rule 35d-1 under the 1940 Act), the Fund has a policy to invest at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in equity or equity-related securities (such as preferred stocks). As noted in the first paragraph under the caption “Principal investment strategies of the Fund” in both the summary prospectus and the statutory prospectus, the Fund invests primarily in a diversified basket of U.S. closed-end funds which the Adviser believes offer opportunities for growth and dividend income. Continuing, the summary prospectus and statutory prospectus state that the Fund is similar in nature to a fund of funds (see comments 10 and 11 below). The term “advantage” is included within the Fund’s name in part to distinguish the Fund from other mutual funds that invest directly in equity securities of operating companies (e.g., the “XYZ Equity Fund”). In addition, the Fund’s investment adviser utilizes a multi-factor selection process that, among other things, provides the opportunity to capitalize on the potential pricing inefficiencies of closed-end funds by selecting a portfolio of closed-end funds that often trade at a discount to their net asset value but which discount may narrow. The equity securities of the closed-end funds in which the Fund will invest represent the opportunity to own indirectly the underlying equity securities held by the closed-end funds, which are managed by investment advisers that the Adviser consider to be capable, at a price below their stated market value.

Comment 3.

The cover page contains language that may be interpreted as “red herring” language. Please inform the staff whether the Fund intends to issue a preliminary prospectus to potential investors prior to the Fund’s registration statement becoming effective.

Response 3.

The Trust currently does not intend to issue a preliminary prospectus to potential investors prior to the Fund’s registration statement becoming effective. However, the Trust reserves the right to do so and, for this reason, it included the “red herring” legends in the Registration Statement in accordance with Rule 481.

B.	Fees and Expenses (page 3)

July 25, 2014 Ms. Valerie Lithotomos Page 3

Comment 4.

We note the fee table is incomplete and does not follow the fee table format required in Item 3 of Form N-1A. Certain line items required by the Form are omitted and mislabeled. For examples, the line item in the registration statement titled “Net Expenses” must be revised to state “Total Annual Fund Operating Expenses” and the line item titled “Management and Adviser Fees” must be revised to state “Management Fees.” Please revise the fee table to comply with that format.

Response 4.

The fee table has been completed and the captions have been revised as noted.

Comment 5.

The fee table includes footnote (2) regarding AFFE but omits a line item addressing the AFFE. Please revise accordingly.

Response 5.

The fee table did include a line item for acquired fund fees and expenses (“AFFEs”). The fee table has been updated to include an estimate of AFFEs for the current fiscal year.

Comment 6.

Footnote (3) to the fee table does not reference a line item in the fee table. Please revise.

Response 6.

Please see the line for “Fee Waiver and Expense Reimbursement” in the fee table which includes a reference to footnote (4).

Comment 7.

Footnote (3) references an Adviser and a Manager. Please explain why there are two parties to the expense waiver. Also, include disclosure regarding which party will be the registered investment adviser to the Fund, which party will be responsible for waiving the fees, and which party has the 1940 Act Section 15 responsibilities/duties. We may have additional comments.

July 25, 2014 Ms. Valerie Lithotomos Page 4

Response 7.

There are three parties to the expense waiver (which has been filed as an exhibit to the Registration Statement): the Fund’s Adviser (EULAV Asset Management); the Fund’s Manager (Worthington Capital Management LLC) and the Fund’s principal underwriter EULAV Securities LLC. Both the Investment Manager and the Investment Adviser have agreements with the Fund that contain Section 15 responsibilities/duties. These three parties to the expense limitation agreement have agreed to waive their investment advisory fees, investment management fees, and Rule 12b-1 fees, as applicable, to the extent necessary to limit the Fund’s total annual operating expenses to a specified limit.

Comment 8.

Please supplementally inform the staff whether the Fund will pay management and advisory fees to both the Adviser and Manager. Also, please disclose in greater detail in the prospectus the duties performed by each.

Response 8.

The Fund will pay an investment advisory fee and investment management fee to the Adviser and Manager, respectively, as described in footnote (1) to the Fee Table and in the section captioned “Who Manages the Fund.” Additional information has been included in the prospectus regarding the duties to be performed by each party in the section captioned “Who Manages the Fund.”

Comment 9.

According to footnote (3) to the fee table, the expenses will be reduced by waiver/reimbursement. Please confirm that the waiver will be in effect for at least one year from the date of the prospectus. Please complete the disclosure in the Example accordingly.

Response 9.

Confirmed. Also, the information in the Example has been completed accordingly.

C.	Principal Investment Strategies of the Fund (page 4)

Comment 10.

The first paragraph states that the Fund will invest at least 80% of its total assets in certain securities; please revise the wording to state 80% of its net assets “plus borrowings for investment purposes.” In this regard, please inform the staff if the filing includes a definition of total assets. See rule 35d-1 of the 1940 Act.

July 25, 2014 Ms. Valerie Lithotomos Page 5

Response 10.

Accepted.

Comment 11.

This section states that the Fund invests in closed-end funds, BDCs, preferred stocks, and ETFs. Thus, please add disclosure to the first line of this section that the Fund is a fund of funds.

Response 11.

Fund of funds disclosure has been added to the first paragraph under the caption “Principal Investment Strategies of the Fund.”

Comment 12.

This section states that the Adviser conducts qualitative analysis of “equity closed-end funds.” Is this a reference to dividend income of closed-end funds? Please disclose what is meant by that term.

Response 12.

That phrase has been revised by deleting the term “equity.”

Comment 13.

This section states that the Fund primarily invests in a diversified basket that includes business development companies (“BDCs”), however, there is no disclosure as to the strategy of investing in BDCs. Please disclose such strategy.

Response 13.

Investing in BDCs is not a principal investment strategy of the Fund. The Prospectus has been revised accordingly.

Comment 14.

Given that BDCs are materially different than closed-end funds, please disclose a separately from the closed-end discussion the strategy and risk disclosure for BDC investments.

July 25, 2014 Ms. Valerie Lithotomos Page 6

Response 14.

BDCs are a subset of closed-end funds. The Adviser believes that, given the anticipated operations of the Fund, the rationale for why the Adviser may from time to time invest in BDCs and the Fund’s anticipated relatively low level of portfolio holdings of BDCs relative to other closed-end funds, the current disclosure (as revised in the Registration Statement) regarding BDCs is adequate.

Comment 15.

It is unclear whether there is any market capitalization strategy for investing in equity securities. Please provide appropriate strategy and risk disclosure, if appropriate.

Response 15.

Accepted.

Comment 16.

The first paragraph of this section states that the Fund will invest in “equity-related securities.” Please define this term in the prospectus. Please disclose how, if applicable, equity-related securities will have economic characteristics similar to equities. Also, please explain to the staff how securities that are “equity-related” can be included in the 80% test, given the name of the Fund.

Response 16.

The term “equity-related securities” includes preferred stocks, warrants, rights and other securities with equity characteristics. The Fund uses this term to assist prospective investors in understanding that part of the Fund’s strategy includes investing in preferred stocks as more fully described in the Prospectus. Appropriate revisions have been made to the Prospectus.

Comment 17.

This section states that the Fund will invest in preferred securities and ETFs. Please add disclosure regarding the strategies and risks related to these investments.

Response 17.

Accepted.

Comment 18.

The third paragraph of this section states the Adviser will conduct qualitative analysis of “equities closed-end funds.” Please define this term when it is first used.

July 25, 2014 Ms. Valerie Lithotomos Page 7

Response 18.

Please see Response 12 above.

Comment 19.

Please disclose whether the Fund will invest in non-traded BDCs, and if so, please provide the appropriate strategy and risk disclosure.

Response 19.

The Adviser does not currently intend to invest in non-traded BDCs.

Comment 20.

The fourth paragraph in this section references the 1940 Act restrictions on a registered investment company investing in ETFs and certain exemptive orders. This paragraph is confusing. Why is this discussion in the prospectus? Does the Fund have or intend to apply for an exemptive order. Please clarify and revise this section to disclose what “terms and conditions” the Fund is relying on when investing in ETFs. (This language also is repeated in the statutory prospectus.)

Response 20.

This paragraph explains that the 1940 Act limits applicable to investments in other investment companies may not be applicable to the Fund’s investments in ETFs. This is because ETF sponsors typically obtain exemptive orders that permit funds, such as the Fund, to invest beyond the 1940 Act limits subject to conditions. The Fund does not currently intend to submit an application for exemptive relief but may do so in the future.

Comment 21.

Please disclose in this section that the Fund intends to be a fund of funds and provide a brief description of the following -- fund of funds, ETFs, BDCs, and closed-end funds. We may have further comments.

Response 21.

Fund of funds disclosure has been added to the first paragraph under the caption “Principal Investment Strategies of the Fund.” Additionally, brief descriptions of closed-end funds and ETFs have been added. A brief description of BDCs has been added as a non-principal investment strategy.

July 25, 2014 Ms. Valerie Lithotomos Page 8

Comment 22.

The last sentence of this section states that the Adviser may sell a security when it believes the security is approaching full valuation. Please disclose how this determination of valuation is made with regard to the Funds’ investments in a particular security.

Response 22.

The term “full valuation” has been replaced with “the value at which the Adviser believes no longer warrants continued investment.”

D.	Principal Risks of Investing in the Fund (page 5)

Comment 23.

The section titled Fund of Funds Risk combines risks in investing in closed-end funds and ETFs. This may be confusing to the reader, as all risks are not necessarily applicable to both types of funds. Please specify which risks apply to each type of fund.

Response 23.

This section and the sections applicable to closed-end fund risk and ETF risk have been revised accordingly.

Comment 24.

The prospectus states that a principal investment strategy of the Fund is investing in BDCs. In this regard, please add a risk factor disclosing the risks involved in the Fund investing in BDCs.

Response 24.

Please see Response 14 above.

Comment 25.

The Fund invests, as a principal investment strategy, in “U.S. closed-end funds.” Please inform the staff whether the Fund will only invest in domestic securities, and whether it intends to make in investments in foreign markets.

July 25, 2014 Ms. Valerie Lithotomos Page 9

Response 25.

As a principal investment strategy, the Fund will invest in domestic securities and not in securities that trade in foreign markets.

Comment 26.

Please change the risk factor “Limited History of Operations” to “No history of Operations.”

Response 26.

Accepted.

Comment 27.

Please expand the liquidity risk factor to include liquidity limitations of closed-end funds, BDCs, and underlying funds.

Response 27.

Liquidity risk has been revised to include reference to closed-end funds.

Comment 28.

The section titled “Preferred Stock Risk” does not include any risk disclosure. Please amend this section.

Response 28.

Accepted.

Comment 29.

On page 13, the prospectus includes a section titled “Equity Securities Risk” which includes investing in REITs. Please clarify whether investing in interests in REITs is a principal investment strategy, and if so, amend the disclosure accordingly. Also, if applicable please add this risk to the principal risks section in the Summary prospectus.

Response 29.

Investing in REITs is not a principal investment strategy of the Fund. REITs are merely included in the Equity Security Risk to assist investors in understanding what “equity securities” are.

July 25, 2014 Ms. Valerie Lithotomos Page 10

Comment 30.

“Leverage/Volatility Risk” is a principal risk in the prospectus. Please clarify, where appropriate, whether the Fund intends to employ leverage in the first year of operations.

Response 30.

The Fund does not intend to employ leverage. However, the underlying funds in which the Fund invests may use leverage. The disclosure has been revised accordingly.

Comment 31.

Please change the risk titled “Limited History of Operations” to “No History of Operations.”

Response 31.

Accepted.

Comment 32.

Given that the Fund will invest in securities of ETFs, BDCs, closed-end funds, and REITS, please add risk disclosure that may be unique to a Fund investing in a “diversified basket” of investments, as well as in each particular category.

Response 32.

The risks associated with being a fund of funds and investing in closed-end funds and ETFs have been revised. Given the anticipated level of investment by the Fund in REITs, investing in REITs is not a principal investment strategy of the Fund. The risks associated with investing in REITs are disclosed in the SAI.

Comment 33.

Please add the following disclosure to this risk section: “An investment in the Fund is not a complete investment program and you should consider it just one part of your total investment program. An investment in the Fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. For a more complete discussion of risk, please turn to page [ ].”

July 25, 2014 Ms. Valerie Lithotomos Page 11

Response 33.

Accepted.

Comment 34.

On page 10, the principal investment strategies disclosure indicates that the Fund may enter into transactions that include the use of derivatives. As such, the Fund can invest in derivatives instruments. Please disclose the maximum amount of assets that will be invested in derivatives. Also, please distinguish purchasing derivatives from selling them and also disclose that derivative instruments may be used not only for hedging, but for speculation purposes. Please describe in this section what types of derivatives the Fund expects to use and how it expects to use them. In general, see Letter dated July 30, 2010, from Barry Miller, Associate Director, Office of Legal and Disclosure, Division of Investment Management to the Investment Company Institute.

Response 34.

The Fund does not use derivative transactions as a principal investment strategy. The referenced disclosure relates to securities in which underlying funds may invest and investment techniques in which underlying funds may engage. Among other things, the disclosure describes the ability of underlying funds to lever their portfolios and further describes that the various ways that leverage can occur, including through derivative transactions. The referenced disclosure has been clarified.

Comment 35.

The Principal Investment Strategies beginning on page 9 state that “the nature of the Fund” makes it a long term investment. Please clarify what is meant by “the nature” of the Fund.

Response 35.

The referenced sentence has been clarified.

Comment 36.

A non-principal investment strategy is the Fund and the underlying funds entering into repurchase agreements. Please disclose whether the Fund will enter into reverse repurchase agreements, and if so, please provide the appropriate disclosure.

Response 36.

The Fund does not anticipate entering into reverse repurchase agreements as a principal investment strategy.

July 25, 2014 Ms. Valerie Lithotomos Page 12

E.	Portfolio Manager (page 7)

Comment 37.

Please substitute “since inception” with the actual date of inception.

Response 37.

Accepted.

F.	Tax Information (page 8)

Comment 38.

Please disclose that shares held in a tax-deferred account may be subject to taxation upon withdrawal.

Response 38.

Accepted.

G.	Portfolio Turnover (page 11)

Comment 39.

This section states that there is a strategy for the Fund and the underlying funds to engage in active and frequent trading of portfolio securities. Please add this disclosure to the investment strategy section of the summary prospectus.

Response 39.

The referenced disclosure is included in the statutory prospectus as a non-principal investment strategy and therefore is not included in the summary prospectus in accordance with the requirements of Item 4(9) of Form N-1A.

H.	Short Sale Risk (page 15)

Comment 40.

In this section, please disclose to what extent the Fund expects to engage in short selling. Please add, if appropriate, a line item in the fee table the expenses associated with selling short. If this is not appropriate, please explain to the staff.

July 25, 2014 Ms. Valerie Lithotomos Page 13

Response 40.

The Fund does not intend to engage in short selling. Rather, certain underlying funds may engage in short selling. The disclosure has been revised accordingly.

About Your Account (page 25)

Comment 41.

Please update the reference to January 1, 2012 purchase of shares to a more recent date in 2014, or explain why a 2012 date is appropriate.

Response 41.

Accepted.

II.	Statement of Additional Information (“SAI”)

Comment 42.

We note that the Table of Contents references number pages, while the SAI references pages as B-1, etc. Please clarify the pagination.

Response 42.

Accepted.

Comment 43.

The SAI, on B-4, states that the Fund may invest in foreign securities. Please add disclosure to the prospectus regarding the extent in which the Fund may invest in foreign securities.

Response 43.

The Fund does not invest in foreign securities as a principal investment strategy. The Adviser anticipates that certain underlying funds may invest in foreign securities. The Prospectus and SAI have been revised accordingly.

July 25, 2014 Ms. Valerie Lithotomos Page 14

Comment 44.

The SAI states that the Fund may invest in Underlying Funds which may invest in other funds which may not be registered as investment companies under the 1940 Act. Please supplementally inform the staff whether this is a reference to hedge funds and, if so, the extent to which the investments can be made.

Response 44.

The Adviser anticipates that certain underlying funds may from time to time invest in investment companies that are not registered under the 1940 Act. Unregistered funds are generally those that are described as “Private Funds” in the SEC’s Form PF and include but are not limited to hedge funds. However, there are other types of unregistered investment companies, such as “liquidity funds” (within the meaning of Form PF). The Adviser does not select underlying funds that invest in unregistered investment companies as part of their principal investment strategies.

Such underlying funds may invest in hedge funds. The Fund does not control the extent to which such underlying funds may invest in hedge funds and limits only the Fund’s investments in underlying funds as described in the prospectus and SAI.

Comment 45.

The SAI states that the Fund may invest directly in junk bonds. Please confirm that this is not a principal investment strategy (as there is no reference to such investing in the prospectus).

Response 45.

Confirmed.

Comment 46.

The SAI section titled “Fund Fundamental Policies” appears to be incomplete. Please complete to more fully set forth the fundamental policies.

Response 46.

The “Fund Fundamental Policies” section fully sets forth the Fund’s fundamental policies as supplemented by the section entitled “Additional Information about the Fund’s Policies.”

July 25, 2014 Ms. Valerie Lithotomos Page 15

Comment 47.

In the Table listing the trustees, please clarify in the heading “Other Directorships Held by the Trustee” that they are positions held during the past five years.

Response 47.

Accepted.

Comment 48.

Please file as exhibits the advisory contracts entered into by the manager and the adviser. Also, please confirm that the substantive terms of the contracts are fully described in the SAI.

Response 48.

Accepted and confirmed.

*******************

Per the staff of the Commission’s request and pursuant to the Commission’s press release (“Commission Staff to Publicly Release Comment Letters and Responses,” 2004-89), the Trust has informed us that it acknowledges the following:

●	the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Trust may not assert these staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that these responses adequately address your comments. Should you have any further questions or comments, please do not hesitate to contact me or Gretchen Passe Roin of Wilmer Cutler Pickering Hale and Dorr LLP at (617) 526-6440 and (617) 526-6787, respectively.

July 25, 2014 Ms. Valerie Lithotomos Page 16

Very truly yours,

		By:	/s/ Leonard A. Pierce
Leonard A. Pierce

cc:	Gretchen Passe Roin, Esq.
Peter Lowenstein, Esq.